Exhibit 99.1

NEWS RELEASE

BROOKFIELD RENEWS NORMAL COURSE ISSUER BID

New York, September 12, 2003 — (BPO: NYSE/TSX) Brookfield Properties Corporation announced that The Toronto Stock Exchange accepted a notice filed by Brookfield of its intention to renew its previously-announced normal course issuer bid for a further one-year period. Brookfield stated that at times its common shares trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring common shares represents an attractive investment and a desirable use of available funds.

The Notice provides that Brookfield may, during the twelve month period commencing September 15, 2003 and ending September 14, 2004, purchase on The Toronto Stock Exchange and the New York Stock Exchange up to 7,812,450 common shares, representing approximately 5% of the outstanding common shares of the company. As of September 11, 2003, there were 156,249,008 common shares issued and outstanding and 78,160,995 common shares in the public float. The price to be paid for the shares will be the market price at the time of purchase. The actual number of shares to be purchased and the timing of such purchases will be determined by Brookfield. All shares purchased by Brookfield under this bid will be promptly cancelled.

As of September 11, 2003, Brookfield has purchased 5,131,200 common shares under its existing normal course issuer bid on The Toronto Stock Exchange and the New York Stock Exchange which commenced on September 13, 2002 at an average price of Cdn $28.59 (US $19.99) per share.

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Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact Information:

Melissa Coley
Vice President, Investor Relations and Communications
Brookfield Properties Corporation
Tel: 212-417-7215
Fax: 212-417-7194
Email: mcoley@brookfieldproperties.com